Hoop Tea, Inc.

Financial Statements

December 31, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HOOP TEA, INC.

Table of Contents

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Hoop Tea, Inc.
Roseland, Maryland

We have reviewed the accompanying financial statements of Hoop Tea, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from July 11, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

November 12, 2019
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

HOOP TEA, INC.

Balance Sheet
December 31, 2018

<u>Assets</u>

Cash $ 100

<u>Liabilities and Stockholders' Equity</u>

Liabilities $ -

Stockholders' equity:
  Common stock; $0.001 par value; 1,000,000 shares authorized,
    1,000 shares issued and outstanding   1
  Additional paid-in capital   99

      Total stockholders' equity   100

      Total liabilities and stockholders' equity $ 100

See report of independent accountants and accompanying notes to financial statements.

HOOP TEA, INC.

Statement of Operations
For the period from July 11, 2018 (inception) to December 31, 2018

Revenue	$	-
Expenses		-
Net income (loss)	$	-

HOOP TEA, INC.

Statement of Changes in Stockholders' Equity
For the period from July 11, 2018 (inception) to December 31, 2018

	Common Stock	Additional Paid-in Capital	Total
Balance, beginning of period	$ -	$ -	$ -
Issuance of common stock	1	99	100
Balance, end of period	$ 1	$ 99	$ 100

See report of independent accountants and accompanying notes to financial statements.

HOOP TEA, INC.

Statement of Cash Flows
For the period from July 11, 2018 (inception) to December 31, 2018

Cash flows provided by financing activities:		
Issuance of common stock	$	100
Net change in cash		100
Cash, beginning of period		-
Cash, end of period	$	100

See report of independent accountants and accompanying notes to financial statements.

HOOP TEA, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Hoop Tea, Inc. (the "Company") was founded in July 2018 to be the creator, licensor, and marketer of the Hoop Tea line of products and brands.

Management's Plans: The Company's plan is focused on improving its footprint within territories where its product is currently sold, in addition to expansion into new territories where it believes its products will achieve success. The Company believes that with its continued efforts in marketing, and with creative new product innovations, along with access to additional financing through a crowdfunding campaign, it will enable the Company to achieve success and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

6

1. **Summary of Significant Accounting Policies, Continued:**

    Income Tax Uncertainties, Continued: Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

    Subsequent Events: Management has evaluated subsequent events through November 12, 2019, the date the financial statements were available to be issued and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Stockholders' Equity:**

    Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 1,000,000 shares of common stock at $0.001 par value per share.

    During the period from July 11, 2018 (inception) to December 31, 2018, the Company had issued and outstanding 1,000 shares of common stock. The holder of each share of common stock is entitled to one vote.